Securities and Exchange Commission

Division of Corporate Finance

100 F St, N.E.

Washington, DC 20549

May 26, 2026

Re: Withdrawal of Offering Statement on Form 1-A (024-12719)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Bridgewell Secured Income LP (the “Partnership”) respectfully requests the withdrawal of it’s the offering statement on Form 1-A (File No. 024-12719) filed on March 5, 2026, together with all exhibits thereto (collectively, the “March 5 Offering Statement”).

On May 11, 2026, the Partnershipfiled an offering statement on Form 1-A (File No. 024-12756) in order to include audited financial statements for year end 2025 (“May 11 Offering Statement”). The May 11 Offering Statement was intended to update the March 5 Offering Statement and should have been filed on Form 1-A/A, but was mistakenly filed on Form 1-A, resulting in the Partnership having two simultaneous outstanding Form 1-A filings. To resolve the issue, the Partnership respectfully requests that the Commission issue an order granting the withdrawal of the March 5 Offering Statement, effective as of the date hereof or at the earliest practicable date hereafter.

We confirm that no Partnership securities have been sold pursuant to the March 5 Offering Statement or otherwise pursuant to Regulation A.

Should you have any questions regarding these matters, please contact the Partnership’s counsel Jonathan Sabo, Esq. of Dobson Robinette, PPLC at (940) 205-5167.

Sincerely,
/s/ Dodson Robinette, PPLC
DODSON ROBINETTE, PLLC